UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On November 23, 2022, Snow Lake Resources Ltd. (the “Company”) distributed a meeting circular and certain other related materials to its shareholders of record as of October 27, 2022 (the “Meeting Materials”) in connection with its 2022 Annual and Special Meeting of Shareholders to be held on December 15, 2022. The Meeting Materials are filed as exhibits to this Report on Form 6-K.

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (No. 333-261358) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Snow Lake Resources Ltd. 2022 Annual and Special Meeting Circular
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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